UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of August, 2003

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date August 14, 2003

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

14 August 2003

COLES MYER FULL YEAR SALES $27 billion

  Q4 2003 sales up 7.4% to $6,703m

  FY 2003 sales up 6.1% to $27,017m1

  Food & Liquor initiatives positioning for growth

  Sales quality and growth improvement at MGB

  Kmart and Target on track

  Underlying full year profit upgraded

Coles Myer Ltd (CML) today announced fourth quarter sales of $6.7 billion, an increase of 7.4%. Sales for full year 2003 were $27 billion, an increase of 6.1% over the previous year.

CML CEO John Fletcher said: "This result demonstrates good progress against our strategy to be Australia's number one retailer in all of our brands and provides a strong base to build upon in FY2004.

"There is every evidence that we have the right team, with the right strategy starting to deliver the right performance."

  Food & Liquor sales increased by 6.3% for the fourth quarter, with full year growth of 5.3%. Fourth quarter sales growth continued to trend up, despite the absence of a fuel discount offer and the full impact of our new initiatives during the period.

  Kmart and Officeworks combined sales rose by 12.7% for the fourth quarter, while Target sales were up by 7.1%. Full year sales grew 11.9% for Kmart and Officeworks and 9.3% for Target. These results provide clear evidence that the distinct positioning of these brands is delivering against our strategy. The non-food brands' marketing and product offers are well planned and co-ordinated, as demonstrated by the success of toy sales in each brand.

  Sales for Myer Grace Bros and Megamart were up in the fourth quarter by 5.1% and flat for the full year (down 0.1%). This improvement reflects building momentum and a strong Stocktake period. The sales quality continues to improve, in line with the brand's ongoing turnaround strategy, underpinning a return to profitability this year.

CML's comparable store sales growth improved 3.2% in the fourth quarter and by 2.9% over the full year.

"The continued rebuild of the non-food businesses and the new Food & Liquor initiatives provide the group with a strong platform for our continued growth as Australia's largest retailer," Mr Fletcher said.

Food & Liquor

Chief Operating Officer Food and Liquor, Alan Williams, said sales increased by 6.3% in the fourth quarter, an increase over the past two quarterly performances. Sales grew by 5.3% for the full year.

"The quarterly sales increase is a reflection of the early impacts of customer initiatives in price perception, fresh produce and house-brands, most of which are yet to be fully implemented.

"Sales also benefited from the continuing store expansion program, with 12 new supermarkets opening during the fourth quarter. A total of 42 new supermarkets opened in FY2003, well ahead of our strategic plan of 30-35 stores.

"There is increasing recognition by customers of our price and value competitiveness reinforced by new marketing campaigns, a view supported by independent research.

"We are now well positioned to capitalise on the sales initiatives as implementation continues:

  The roll-out of the new Coles' fresh produce concept, which will be completed in most Victorian stores this month and rolled out to the majority of eastern seaboard stores by the end of FY2004.

  The launch of marketing campaigns to reinforce our competitive positioning. The Coles campaign, "Save Everyday", was launched in June and the "Why Pay More" Bi-Lo marketing campaign began in May.

  The launch of our Alliance with Shell in Victoria on July 28. Early indications are positive.

"The acquisition of Theo's Liquor in NSW was settled on May 26, contributing nine weeks of sales. Including Theo's, 55 new stores and 4 hotels were opened in the quarter. For the full year, a total of 92 new stores and 6 hotels were opened, well ahead of our plan of 20-25 stores", Mr Williams said.

Kmart & Officeworks combined sales growth increased to 12.7% in the fourth quarter, while full year sales grew by 11.9%.

Kmart Managing Director Hani Zayadi said, "We are pleased with our fourth quarter result which demonstrated solid growth, particularly given the prior year fourth quarter was our strongest for FY2002.

"Our results show strong customer acceptance of our strategy, to deliver to them the lowest prices on the products they want and to lead seasonal events. All our products are backed by our lowest price guarantee, which is clearly something our customers understand and support.

"During the quarter our Winter toy sale was exceptionally successful, further strengthening our position as the number one toy retailer.

"Kmart opened four full-service stores and four Garden Centres for the full year, with no additions in the fourth quarter," Mr Zayadi said.

Officeworks delivered another impressive performance for the year, with a strong fourth quarter on the back of June tax-time spending. Officeworks Managing Director, Peter Scott, said core sales growth was strengthened by the second half contribution from the acquired Viking business. The Officeworks network continues to expand, with a further four new locations opened in the fourth quarter, bringing the total to 69 stores by the end of FY2003.

After three quarters of negative growth, Myer Grace Bros and Megamart combined achieved a solid sales increase of 5.1% for the fourth quarter. Sales growth was flat for the full year (down 0.1%).

Managing Director, Dawn Robertson, said the fourth quarter sales result showed solid progress against the Myer Grace Bros strategy and demonstrated an ongoing improvement in the quality of sales.

"We planned to report increased sales in the fourth quarter as part of the Myer Grace Bros turnaround, and have delivered on that. We are on the way to restoring Myer Grace Bros to its place as Australia's leading department store.

"Our June Stocktake Sale was one of our strongest ever, contributing to the fourth quarter result. We continue to improve our delivery of planned marketing programs, which achieve an effective balance between fashion and promotional activities in line with our strategy.

"The combination of our ongoing improvements in merchandise assortment, in-store execution, and our strategic marketing program have delivered the outcomes we anticipated when we launched our new brand positioning in February," Ms Robertson said.

Target sales growth increased to 7.1% for the fourth quarter in line with expectations. Sales grew 9.3% for the full year as customers continued to respond positively to the merchandise offer.

"Our focus continues to remain on the timely delivery of on-trend, affordable, high quality ranges and executing planned rapid sell-through within each season," Target Managing Director Larry Davis said.

"The apparel and homeware categories continued their strong momentum. Target also continued its good growth in major category events, with a successful stocktake and toy sale in the fourth quarter.

"We are pleased with our buying team and the improvement over the last 12 months of our in-store execution to support the quality and fashionability of our merchandise offer.

"Our merchandising programs, combined with our ongoing portfolio strategy, of closing non-performing stores and opening in key growth areas, has established a solid base for Target's future," Mr Davis said.

Sales in the Emerging Businesses division increased by 10.2% in the fourth quarter and 19.1% for the full year. Coles Online purchased Shopfast during the fourth quarter, which contributed four weeks sales to the division's result. Harris Technology sales growth was impacted by the high prior year result (fourth quarter, FY2002 40.6%).

Outlook

While the financial year has just ended and the audit is still in progress, we anticipate the Group's underlying net profit after tax for F2003 will be in the order of $445 million.

Further enquiries:

Media Scott Whiffin 03 9829 5548

Analysts Amanda Fischer 03 9829 4521

Financial Analysis

Business Group Sales (ex Red Rooster, Myer Direct)	Fourth Quarter (13 weeks)			Full Year (52 weeks)
	2002	2003	Chg	2002	2003	Chg
	$m	$m	%	$m	$m	%
Food & Liquor	3,853	4,097	6.3	15,711	16,539	5.3
Kmart & Officeworks	944	1,064	12.7	3,904	4,370	11.9
Myer Grace Bros & Megamart	791	831	5.1	3,243	3,240	(0.1)
Target	598	641	7.1	2,422	2,647	9.3
Emerging Businesses	74	81	10.2	213	254	19.1
Intra-group sales	(17)	(11)	(35.1)	(27)	(32)	21.7
Total Sales	6,242	6,703	7.4	25,468	27,017	6.1
Comparable store sales
Food & Liquor			2.1			1.5
Kmart & Officeworks			5.6			7.6
Myer Grace Bros & Megamart			3.2			(0.9)
Target			6.2			9.2
Emerging Businesses			2.3			12.0
Total Group			3.2			2.9
Exited businesses
Red Rooster	16	-		181	-
Myer Direct	-	-		40	-
Total exited businesses	16	-		221	-

Movement in Stores	July 2002	Openings	Closing	July 2003
Supermarkets	653	42	9	686
Liquor	526	98	5	619
Food & Liquor	1,179	140	14	1,305
Kmart	164	8	0	172
Kmart Tyre & Auto	49	2	1	50
Officeworks	59	10	0	69*
Target	137	4	1	140
Target Country	122	4	12	114
Myer Grace Bros	67	0	3	64
Megamart	5	3	0	8
Emerging Businesses	7	4	0	11
Total	1,789	175	31	1,933

* Excludes 7 Sand & McDougall stores that is anticipated to be divested effective Q1 F2004.